Exhibit 99.3

FINANCIAL STATEMENTS

Wi-LAN Inc.

2016 Audited Consolidated

Financial Statements

2016 Financial Results

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Wi-LAN Inc.

We have audited the accompanying consolidated financial statements of WI-LAN Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2016 and 2015 and the consolidated statements of operations and comprehensive earnings, shareholders’ equity and cash flow for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wi-LAN Inc. and its subsidiaries as at December 31, 2016 and 2015 and the results of their operations and their cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

February 10, 2017

Ottawa, Ontario, Canada

2016 Financial Results	1

FINANCIAL STATEMENTS

Wi-LAN Inc.

Consolidated Statements of Operations and Comprehensive Earnings

(in thousands of United States dollars, except share and per share amounts)

	Year ended	Year ended
	December 31, 2016	December 31, 2015

Revenue	$92,876	$102,855

Operating expenses
Cost of revenue	64,111	70,400
Research and development	-	2,430
Marketing, general and administration	9,794	7,462
Foreign exchange (gain) loss	(103)	2,985
Impairment of assets (Note 6)	-	1,747
Restructuring charges (Note 13)	-	1,302
Total operating expenses	73,802	86,326
Earnings from operations	19,074	16,529
Interest income	548	428
Earnings before income taxes	19,622	16,957
Provision for income tax expense (Note 3)
Current	5,539	4,013
Deferred	3,031	2,908
	8,570	6,921
Net and comprehensive earnings	$11,052	$10,036

Earnings per share (Note 10(g))
Basic	$0.09	$0.08
Diluted	$0.09	$0.08

Weighted average number of common shares
Basic	119,245,581	120,713,535
Diluted	119,245,581	120,720,171

See accompanying notes to consolidated financial statements

2016 Financial Results	2

FINANCIAL STATEMENTS

Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$106,553	$93,431
Short-term investments	1,154	1,120
Accounts receivable (Note 11)	20,357	8,436
Prepaid expenses and deposits	1,293	1,607
	129,357	104,594

Loan receivable (Note 4)	1,766	1,497
Property and equipment, net (Note 5)	1,240	1,614
Patents, net (Note 6)	123,351	155,213
Deferred tax asset (Note 3)	14,646	17,677
Goodwill	12,623	12,623
	$282,983	$293,218

Current liabilities
Accounts payable and accrued liabilities (Note 9)	$15,645	$23,205
Current portion of patent finance obligations (Note 8)	10,372	8,085
	26,017	31,290

Patent finance obligations (Note 8)	12,775	19,895
Success fee obligation (Note 9)	47	655
	38,839	51,840

Commitments and contingencies (Note 12)

Shareholders' equity
Capital stock (Note 10 (c))	419,485	427,781
Additional paid-in capital (Note 10 (d))	21,036	16,549
Accumulated other comprehensive income	16,225	16,225
Deficit	(212,602)	(219,177)
	244,144	241,378
	$282,983	$293,218

See accompanying notes to consolidated financial statements

On behalf of the Board:

/s/ Richard Shorkey	/s/ John Gillberry
Richard Shorkey	John Gillberry
Director	Director

2016 Financial Results	3

FINANCIAL STATEMENTS

Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Cash generated from (used in)
Operations
Net earnings	$11,052	$10,036
Non-cash items
Stock-based compensation	217	847
Depreciation and amortization	34,651	38,164
Foreign exchange (gain) loss	(247)	1,339
Loss on disposal of assets	13	15
Impairment of assets	-	1,747
Deferred income tax expense	3,031	2,908
Accrued interest income	(269)	(229)
Changes in non-cash working capital balances
Accounts receivable	(11,921)	(6,238)
Prepaid expenses and deposits	314	(1,113)
Payments associated with success fee obligation	(3,007)	(3,736)
Accounts payable and accrued liabilities	3,008	(208)
Cash generated from operations	36,842	43,532
Financing
Dividends paid	(4,527)	(20,082)
Common shares repurchased under normal course issuer bid	(4,225)	(329)
Common shares issued for cash on the exercise of options	11	1,269
Common shares issued for cash from Employee Share Purchase Plan	72	131
Cash used in financing	(8,669)	(19,011)
Investing
Purchase of property and equipment	(48)	(178)
Repayment of patent finance obligations	(5,555)	(18,127)
Purchase of patents	(9,660)	(37,973)
Cash used in investing	(15,263)	(56,278)
Foreign exchange loss (gain) on cash held in foreign currency	212	(1,123)

Net increase (decrease) in cash and cash equivalents	13,122	(32,880)
Cash and cash equivalents, beginning of year	93,431	126,311
Cash and cash equivalents, end of year	$106,553	$93,431

See accompanying notes to consolidated financial statements

2016 Financial Results	4

FINANCIAL STATEMENTS

Wi-LAN Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive earnings:
Net earnings	-	-	-	10,036	10,036
Shares and options issued:
Stock-based compensation expense (Note 10 (d))	-	847	-	-	847
Exercise of stock options (Note 10 (c))	2,056	(787)	-	-	1,269
Sale of shares under Employee Share Purchase Plan (Note 10 (c))	131	-	-	-	131
Shares repurchased under normal course issuer bid (Note 10 (c))	(443)	114	-	-	(329)
Dividends declared (Note 10 (c))	-	-	-	(16,333)	(16,333)
Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net earnings	-	-	-	11,052	11,052
Shares and options issued:
Stock-based compensation expense (Note 10 (d))	-	217	-	-	217
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of stock options (Note 10 (c))	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan (Note 10 (c))	72	-	-	-	72
Shares repurchased under normal course issuer bid (Note 10 (c))	(8,501)	4,276	-	-	(4,225)
Dividends declared (Note 10 (c))	-	-	-	(4,477)	(4,477)
Balance - December 31, 2016	$419,485	$21,036	$16,225	$(212,602)	$244,144

See accompanying notes to consolidated financial statements

2016 Financial Results	5

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.      NATURE OF BUSINESS

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, licenses and otherwise enforces a range of patented technologies which are utilized in products in a wide array of markets including communications and consumer electronics, medical, industrial, semiconductor, automotive and aerospace. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth, V-Chip, 3D television, automotive headlight assemblies, semiconductor manufacturing and packaging, medical stent, video streaming, CMOS image sensors, building automation, computer gaming, smart meter monitoring and LED lighting. The Company also generates revenue by licensing patent portfolios on behalf of its partners and, if necessary, the enforcement of their patented technologies.

2.      SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements of WiLAN include the accounts of WiLAN and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated in the consolidated financial statements.

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates. The significant accounting policies contained herein include estimates and assumptions with respect to best estimate of selling price, determination of discount rates, recoverability of deferred tax assets, determination of indicators of impairment assessment and related impairment assessments, initial estimate of risk of concessions, timing of payments related to patent finance obligations, and the assumptions used in determining the fair value of stock options granted.

Revenue Recognition

The Company’s revenue consists principally of royalty revenue from licensing its own patent portfolio. The Company may also generate royalty revenue from licensing patent portfolios on behalf of its partners. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, the amounts are fixed or determinable and collection is reasonably assured. The Company defers recognizing revenue until such time as all criteria are met. Determination of whether or not these criteria have been met may require the Company to make judgments, assumptions and estimates based upon current information and historical experience.

The Company’s revenues consist of fixed fee and running royalty payments.

Revenues from running royalty arrangements can be based on either a percentage of sales or number of units sold for which the Company earns revenues at the time the licensees’ sales occur. The licensees are obligated to provide the Company with quarterly or semi-annual royalty reports and these reports are typically received subsequent to the period in which the licensees underlying sales occurred. The Company’s licensees do not, however, report and pay royalties owed for sales in any given reporting period until after the conclusion of that reporting period. As the Company is unable to estimate the licensees’ sales in any given reporting period to determine the royalties due to it, the Company recognizes running royalty revenues based on royalties reported by the licensees during the quarter and when other revenue recognition criteria are met. The Company monitors the receipt of royalty reports to ensure that there is not a disproportionate number of months of revenue in any given fiscal year.

2016 Financial Results	6

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Revenues from fixed fee royalty arrangements may consist of one or more installments of cash. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Where agreements include multiple elements, the Company assesses if the deliverables have standalone value upon delivery, and if so, accounts for each deliverable separately. When multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. WiLAN determines the relative selling price for a deliverable based on its best estimate of selling price (“BESP”). WiLAN determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of transactions, the customer demographic, the geographic area covered by licenses, price lists, licensing strategy, historical standalone licenses and contracted royalty rates. The determination of BESP is made through consultation with and approval by management, taking into consideration the licensing strategy.

As part of the partnering agreements with third parties, the Company is able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the years which the aforementioned revenue criteria is met and the amounts become reimbursable.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Stock-based Compensation

The Company has a share option plan (“Option Plan”) for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant and charged to earnings on a straight-line basis over the vesting periods. The amount expensed is credited to additional paid-in capital in the period. Upon the exercise of stock options, cash received is credited to share capital together with any amount previously credited to additional paid-in capital related to the options exercised.

Deferred Stock Units (“DSUs”)

The Company has a DSU plan for certain employees and directors. The DSUs vest immediately and the Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Restricted Share Units (“RSUs”)

The Company has a RSU plan for certain employees and directors. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on dates the RSUs vest. The RSUs vest over a three-year period. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods prior to the expiration of the associated tax attributes.

2016 Financial Results	7

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Cost of Revenue

Cost of revenue includes patent licensing expenses, royalty obligations, staff costs (including stock-based compensation) and other costs incurred in conducting license negotiations as well as litigation, the expenses related to the management of the patent portfolio, contingent partner payments and legal fees and amortization expense related to acquired patents, which are expensed as incurred.

Research and Development (“R&D”)

R&D includes engineering expenses, staff costs (including stock-based compensation) and certain external consultants related to the development efforts, which were expensed as incurred.

Computation of Earnings (Loss) Per Share

Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings/loss per share is computed using the treasury stock method.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar; monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated at the average rate for the period. The gains and losses from foreign currency denominated transactions are included in foreign exchange gain/loss in the consolidated statement of operations and comprehensive earnings.

The Company enters into foreign exchange forward contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and it has chosen not to designate them as hedges. Therefore these contracts must be fair valued each quarter. The resulting gain or loss on the valuation of these financial instruments is included in foreign exchange gain/loss in the consolidated statement of operations and comprehensive earnings.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in bank accounts, term deposits and Guaranteed Investment Certificates (“GICs”) with original maturities of three months or less at the date of the investment.

Short-term Investments

Short-term investments are designated as “held to maturity” and accounted for at amortized cost using the effective interest rate method. Short-term investments comprise GICs with original maturities of one-year or less at the date of investment and their carrying value approximates their fair value.

Loan Receivable

The loan receivable is accounted for at amortized cost using the effective interest rate method.

Property and Equipment

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and equipment	5 years

2016 Financial Results	8

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Patents

Patents include patents and patent rights (hereinafter, collectively “patents”) and are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful life or the remaining term of the patent (up to 20 years), whichever is less.

Impairment of long-lived assets

The Company reviews long-lived assets ("LLA") such as property and equipment and patent asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company's share price, a significant decline in revenues or adverse changes in the economic environment.

When significant indicators of impairment exist, LLA impairment is tested using a two-step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the estimated undiscounted future cash flows for the asset group to the carrying amount of the asset group. If the net cash flows of the asset group exceed its carrying amount, the asset group is not considered to be impaired. If the carrying amount of the asset group exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair value is determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group exceeds its fair value, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each asset cannot be reduced to a value lower than that of its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment at year end or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. The Company has one reporting unit.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the amount of any impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Patent Finance Obligations

Patent finance obligations have maturities beyond one year. Patent finance obligations, at inception, are recorded at their fair value using an estimated risk-adjusted discount rate and the carrying value is at amortized cost using the effective interest rate method.

Business Segment Information

The Company has one operating segment and one reportable segment; Intellectual Property. The Company generates the majority of its revenues in U.S. dollars from several geographic regions; however it has allocated its revenues to

2016 Financial Results	9

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

the location in which the license originated. Substantially all licenses and revenue are attributable to Canada, as are long-lived assets.

Future accounting pronouncements

In May 2014, the Financial Accounting Standards Board issued ASU 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the Financial Accounting Standards Board at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted.

Under this new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations.

This new standard specifically outlines that patents, underlying highly functional items, are considered functional IP.  Licenses to functional IP are considered satisfied at a point in time and any resulting revenue is recognized at that point in time.  The standard further indicates that “in very rare circumstances, if at all” can licenses to functional IP be recognized over time.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company currently anticipates adopting the standard using the full retrospective method to restate each prior reporting period presented effective beginning January 1, 2018.

License agreements can generally be classified as either: (1) running royalty agreements in which licensees provide reports on their sales activities for the previous fiscal quarter, and calculate and remit the appropriate royalty; or (2) fixed fee arrangements with either a one-time lump sum payment or periodic payments that may be over a period shorter than or equal to the license term.

The Company anticipates this standard will have a material impact on its consolidated financial statements. While the Company is continuing to assess all potential impacts of the standard, it currently believes the most significant impact relates to its accounting for fixed fee arrangement license agreements for functional IP that contain periodic payments that may be over a period shorter than or equal to the license term.  The Company expects to recognize license revenue at a point in time, when the right to use the functional IP is granted which coincides with contract execution and the time of billing, rather than over the period of periodic payments.  Due to the complexity of certain of these license agreements, the actual revenue recognition treatment required under the standard will be dependent on contract-specific terms, and may vary in some instances from recognition at the time of billing.  The Company is also further evaluating the income tax impact of these changes in revenue recognition.

In November 2015, the Financial Accounting Standards Board issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this update eliminate the current requirement for companies to separate

2016 Financial Results	10

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The guidance is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. The guidance will not have an impact on the Company’s financial statements since deferred income taxes are already presented as long-term on the balance sheet.

In February 2016, the Financial Accounting Standards Board issued ASU 2016-2, “Leases”. The amendments in this update would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

In March 2016, the Financial Accounting Standards Board issued ASU 2016-09, "Improvements to Employee Share-Based Payments Accounting". The amendments in this update address the simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. The Company is currently assessing the impact of this new standard.

In August 2016, Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2016-15, “Statement of Cash Flows (Topic 230)”, a consensus of the FASB’s Emerging Issues Task Force. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows.  For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective transition method. The Company is currently assessing the impact of this new standard.

3.      TAXES

The reconciliation of the expected provision for income tax expense to the actual provision for income tax expense reported in the consolidated statements of operations and comprehensive earnings for the years ended December 31, 2016 and 2015 is as follows:

	2016	2015
Earnings before income taxes	$19,622	$16,957
Expected income tax expense at Canadian statutory income tax rate of 26.5% (2015 - 26.5%)	5,200	4,494
Permanent differences	398	(800)
Effect of change in tax rates	-	154
Foreign withholding taxes paid	1,089	496
Foreign rate differential	158	(683)
Increase in valuation allowance	1,725	3,260
Provision for income tax expense	$8,570	$6,921

During the years ended December 31, 2016 and 2015, the reported earnings before income taxes includes foreign earnings of $542 and losses of $8,299, respectively.

2016 Financial Results	11

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant components of the Company’s deferred income tax assets and liabilities as at December 31, 2016 and 2015 are as follows:

	2016	2015
Tax loss carryforwards	$24,096	$26,155
Scientific research and experimental development ("SR&ED") carryforwards	5,051	5,051
Investment tax credits	4,151	4,151
Accounts payable and accrued liabilities	489	1,291
Difference between tax and book value of patent finance obligations	(153)	(343)
Difference between tax and book value of capital and intangible assets	306	(1,072)
Difference between tax and book value of loan receivable	14	27
Total future income tax asset	33,954	35,260
Valuation allowance	(19,308)	(17,583)
Net future income tax asset	$14,646	$17,677

Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. The amount of the deferred income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period. The valuation allowance consists of $9,655 in Canada and $9,653 in the US.

As at December 31, 2016, the Company had unused non-capital tax losses of approximately $71,999 (2015 - $77,647) that are due to expire as follows:

	SR&ED Expenditure Pool	Canadian Tax Losses	United States Tax Losses	Consolidated Tax Losses
2030	$-	$1,146	$-	$1,146
2031	-	2,442	601	3,043
2032	-	4,458	2,084	6,542
2033	-	26,703	4,807	31,510
2034	-	4,276	7,629	11,905
2035	-	1,889	4,154	6,043
2036	-	11,810	-	11,810
Indefinite	19,061	-	-	-
	$19,061	$52,724	$19,275	$71,999

The Company also has investment tax credits of $5,647, that expire in various amounts from 2017 to 2032 and $22,068 of capital losses carried forward with no expiry date. Investment tax credits, which are earned as a result of qualifying SR&ED expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

The Company had no uncertain income tax positions for the years ended December 31, 2016 and 2015.

2016 Financial Results	12

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax provision. In the years ended December 31, 2016 and 2015, there were no interest or penalties included in the income tax provision.

The Company files Canadian and U.S. federal and state income tax returns. The Company is subject to examination by the tax authorities for the tax years ended 2010 through 2015.

4.      LOAN RECEIVABLE

On October 19, 2012 (the “Closing Date”), the Company advanced a term loan facility in the amount of $1,000 to Montebello Technologies LLC (the “Borrower”). The loan bears interest at 15% per annum, compounded annually with a maturity date of October 18, 2017 at which time the outstanding principal and accrued interest is to be fully repaid. The term loan facility is collateralized by a general security agreement.

In accordance with the terms and conditions of the loan agreement the use of the funds is solely and exclusively for the purchase and monetization of patents and for the period commencing on the Closing Date to and including the tenth anniversary of the Closing Date, the Company will be entitled to receive (a) 15% of the first $10 million in gross revenue and (b) 10% of all gross revenue over the first $10 million realized by the Borrower from any patents acquired utilizing the term loan facility.

To estimate the fair value, at inception, the Company considered the estimated future cash flow projections using an effective interest rate of 18%.

The carrying value of the term loan facility is as follows:

	As at December 31,	As at December 31,
	2016	2015
15% Term loan facility	$1,000	$1,000
Unamortized discount	(36)	(70)
Accrued interest	802	567
Net carrying amount	$1,766	$1,497

5.      PROPERTY AND EQUIPMENT

	Cost	Accumulated Depreciation	Net Book Value
As at December 31, 2016
Leasehold improvements	$1,373	$461	$912
Computer equipment and software	2,102	1,882	220
Furniture and equipment	496	388	108
	$3,971	$2,731	$1,240
As at December 31, 2015
Leasehold improvements	$1,373	$322	$1,051
Computer equipment and software	2,092	1,843	249
Furniture and equipment	872	558	314
	$4,337	$2,723	$1,614

2016 Financial Results	13

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company purchased property and equipment totaling $48 during 2016 (2015 - $178). During 2016, the Company disposed of property and equipment with a cost and accumulated amortization totaling $414 and $401, respectively for no proceeds resulting in a loss on disposal of $13.

6.      PATENTS

	Cost	Accumulated Amortization	Net Book Value
As at December 31, 2016
Patents	$345,603	$222,252	$123,351

As at December 31, 2015
Patents	$357,059	$201,846	$155,213

The Company purchased patents totaling $1,660 during 2016 (2015 - $46,973) and recorded amortization expense of $33,521 (2015 - $36,498). As at December 31, 2016, the estimated remaining economic useful lives of the patents range from one to thirteen years.

In October 2015, the Company commenced a restructuring of its operations (see Note 13) and as a result undertook a review of its licensing programs to determine those which it would continue to support. The Company concluded that certain licensing programs would be terminated and the carrying value of the patent portfolios associated with these licensing programs were determined to be fully impaired. As a result, the Company recorded a non-cash, pre-tax charge against its patents of $1,747.

The Company’s market valuation at December 31, 2016 net of its cash position was below the carrying value of its assets. Management deemed this to be an indicator of impairment and therefore a test for impairment of its long-lived assets was performed as at December 31, 2016 (the “Measurement Date”). The patents (“asset groups”) were categorized in accordance with their licensing programs. The Company performed the recoverability test using undiscounted cash flows of the asset groups based on the Company’s internal forecast for the period from January 1, 2017 through to December 31, 2023, and assumptions for each of the licensing programs. Based on this analysis, the Company concluded that the carrying value for the asset groups is recoverable, as the amount did not exceed the estimated undiscounted future cash flows as at the Measurement Date and therefore the second step of long-lived asset test impairment was not required.

The estimated future amortization expense of patents as at December 31, 2016 is as follows:

Year ending December 31:	Amount
2017	$20,874
2018	17,941
2019	16,354
2020	15,302
2021	14,566
$85,037

7.      GOODWILL

The Company performed its annual impairment assessment as at December 31, 2016 by comparing the estimated fair value of the reporting unit, using an income based approach and market based approach, to its carrying value as at December 31, 2016. Under the income based approach, the Company used a discounted cash flow methodology. Under the market based approach, the Company considered its market capitalization in addition to an estimated

2016 Financial Results	14

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

control premium. The results of this impairment assessment indicated that the estimated fair value of the reporting unit exceeded it carrying amount, therefore, the Company concluded there was no impairment of goodwill.

8.      PATENT FINANCE OBLIGATIONS

On June 18, 2014, the Company acquired the right to license certain patents, the consideration for which is to be fully paid on or before June 18, 2023; however; the timing of the payments is subject to the Company entering into certain future license agreements with third-parties. The Company has set up the liability based on its expected payment schedule using a discount rate of 6.0%. The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for revolving debt with no fixed payments.

As at December 31, 2016, the current and long-term portions of this obligation are $5,129 and $8,685, respectively.

On September 13, 2014, the Company acquired certain patents and entered into a licensing agreement with the same counter-party. The obligation was based on the quarterly payment stream of $1,389 using a discount rate of 4.5%. The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for secured term debt with fixed payments over a five year term.

As at December 31, 2016, the current and long-term portions of this obligation are $5,243 and $4,090, respectively.

The current and long-term portions of these obligations are reflected as follows:

	Gross	Unamortized Discount	Net Carrying Amount
As at December 31, 2016
Patent rights finance obligation, due June 18, 2023	$14,000	$(185)	$13,815
Patent finance obligation, due August 18, 2018	9,722	(390)	9,332
	23,722	(575)	23,147
Current portion			(10,372)
			$12,775

	Gross	Unamortized Discount	Net Carrying Amount
As at December 31, 2015
Patent rights finance obligation, due June 18, 2023	$14,000	$(364)	$13,636
Patent finance obligation, due August 18, 2018	15,277	(933)	14,344
	29,277	(1,297)	27,980
Current portion			(8,085)
			$19,895

2016 Financial Results	15

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Payments are expected to be as follows:

2017	10,556
2018	11,166
2019	2,000
$23,722

9.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,	As at December 31,
	2016	2015
Trade payables	$913	$1,318
Accrued compensation	6,099	3,146
Accrued litigation costs	151	2,363
Dividends	1,102	1,091
Success fee obligation - current portion	585	2,983
Accrued contingent partner payments & legal fees	4,077	1,140
Patent acquisition liability	1,000	9,000
Accrued other	1,718	2,164
	$15,645	$23,205

The success fee obligation is pursuant to the Company’s engagement with a law firm, for which the firm is entitled to a percentage of proceeds actually received from certain license agreements signed by the Company related to certain litigation matters concluded in 2011 in which the firm was representing the Company. Should the Company collect these amounts as contemplated in the agreements, the firm will be entitled to the entire success fee of $27,986. During the year ended December 31, 2011, the Company accrued the full, undiscounted amount of the success fee obligation.

The current and long term portion of this liability is reflected as follows:

	As at December 31,	As at December 31,
	2016	2015
Success fee obligation	$632	$3,638
Current portion	(585)	(2,983)
	$47	$655

10.      SHARE CAPITAL

a)      Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

2016 Financial Results	16

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

b)      Issued and Outstanding

The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:

	As at December 31,	As at December 31,
	2016	2015
Common shares	118,572,181	120,842,448
Securities convertible into common shares
Stock options	5,985,454	8,071,056
Deferred stock units (DSUs)	197,367	260,398
	124,755,002	129,173,902

As at December 31, 2016, no preferred shares or special preferred shares were issued or outstanding.

c)      Common Shares

	Number	Amount
December 31, 2014	120,247,647	$426,037

Issued on exercise of stock options	625,201	1,269
Transfer from additional paid-in capital on exercise of options	-	787
Issued on sale of shares under Employee Share Purchase Plan	94,600	131
Repurchased under normal course issuer bid	(125,000)	(443)
December 31, 2015	120,842,448	$427,781

Issued on exercise of stock options	4,333	11
Transfer from additional paid-in capital on exercise of options	-	6
Issued on sale of shares under Employee Share Purchase Plan	70,600	72
Conversion of deferred stock units to common shares	53,300	116
Repurchased under normal course issuer bid	(2,398,500)	(8,501)
December 31, 2016	118,572,181	$419,485

The Company paid quarterly cash dividends as follows:

	2016				2015
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,091	Cdn	$0.0500	US	$5,183
2nd Quarter		0.0125		1,151		0.0525		5,005
3rd Quarter		0.0125		1,153		0.0525		5,077
4th Quarter		0.0125		1,132		0.0525		4,817
	Cdn	$0.0500	US	$4,527	Cdn	$0.2075	US	$20,082

2016 Financial Results	17

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company declared quarterly dividends as follows:

	2016		2015
1st Quarter	Cdn	$0.0125	Cdn	$0.0525
2nd Quarter		0.0125		0.0525
3rd Quarter		0.0125		0.0525
4th Quarter		0.0125		0.0125

On February 10, 2016, the Company received regulatory approval to make a normal course issuer bid (“2016 NCIB”) through the facilities of the Toronto Stock Exchange. Under the 2016 NCIB, the Company is permitted to purchase up to 11,762,446 common shares. The NCIB commenced on February 12, 2016 and will expire on February 11, 2017. The Company repurchased 2,398,500 common shares under the NCIB during the year ended December 31, 2016 for a total cost of $4,225.

On May 27, 2014, the Company received regulatory approval to make a normal course issuer bid (the “2014 NCIB”) through the facilities of the Toronto Stock Exchange. Under the 2014 NCIB, the Company was permitted to purchase up to 11,676,510 common shares. The 2014 NCIB commenced on May 29, 2014 and was completed on May 28, 2015. The Company repurchased 125,000 common shares under the 2014 NCIB during the twelve months ended December 31, 2015 for a total of $329.

The Company records share repurchases as a reduction to shareholders’ equity. A portion of the purchase price of the repurchased shares is recorded as a decrease to additional paid-in capital when the price of the shares repurchased exceeds the average original price per share received from the issuance of Common Stock or an increase to additional paid-in capital when the prices of the shares repurchased is less than the average original price per share received from the issuance of Common Stock. During the year ended December 31, 2016, the cumulative price of the shares repurchased was less than the proceeds received from the issuance of the same number of shares. For the year ended December 31, 2016, $4,276 was recorded as an increase to additional paid-in capital. During the year ended December 31, 2015, the cumulative price of the shares repurchased was less than the proceeds received from the issuance of the same number of shares. For the year ended December 31, 2015, $114 was recorded as an increase to additional paid-in capital.

d)      Stock Options

WiLAN has an Option Plan, a DSU plan, an Employee Stock Purchase Plan, and a RSU plan for its directors, employees and consultants. The current RSU plan calls for settlement only in cash. The Option Plan, the DSU plan and the Employee Stock Purchase Plan are considered “security based compensation arrangements” for the purposes of the TSX. The Company is authorized to issue up to an aggregate of 10% of its outstanding common shares under these “security based compensation arrangements”, with the common shares authorized for issuance under the DSU plan limited to 430,000 and under the Employee Purchase Plan limited to 800,000. The options vest at various times ranging from immediate vesting on grant to vesting over a three to four year period. Options generally have a six-year life.

2016 Financial Results	18

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Option activity for the years ended December 31, 2016 and 2015 was as follows:

	Options Outstanding				Exercisable Options
	Number of Options	Price Range (Cdn)		Weighted Average Exercise Price (Cdn)	Number	Weighted Average Exercise Price (Cdn)
December 31, 2014	9,465,372	$1.42	$7.09	$4.63	6,760,992	$4.83

Granted	-	-	-	-
Exercised	(625,201)	2.53	2.53	2.53
Forfeited	(769,115)	2.53	5.52	3.97
December 31, 2015	8,071,056	$1.42	$7.09	$4.86	7,062,972	$4.97

Granted	256,477	2.84	3.32	2.86
Exercised	(4,333)	3.12	3.33	3.28
Forfeited	(86,999)	3.49	4.37	3.84
Expired	(2,250,747)	3.40	7.09	4.85
December 31, 2016	5,985,454	$2.84	$5.66	$4.78	5,617,312	$4.89

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions for the options granted in 2015:

	2016	2015
Risk free interest rate	0.9%	NA
Volatility	49%	NA
Expected option life (in years)	5.6	NA
Dividend yield	3.2%	NA
Forfeiture rate	14.5%	NA

The weighted average fair value per option granted during the year ended December 31, 2016 was CDN $0.98 (2015 – NA)

The intrinsic value of options exercised was CDN $2 for the year ended December 31, 2016 (2015 – CDN $488). Intrinsic value is the total value of exercised options based on the price of the Company’s common shares at the time of the exercise less the proceeds received from the employees to exercise the options.

The intrinsic value of the exercisable options was Nil as at December 31, 2016 (2015 –Nil).

The total fair value of options vested was CDN $956 for the year ended December 31, 2016 (2015 – CDN $1,634).

As at December 31, 2016, there was CDN $154 of total unrecognized stock-based compensation cost, net of expected forfeitures, related to unvested stock-based compensation arrangements granted under the stock option plan. This cost is expected to be recognized over a weighted average period of 2.17 years.

2016 Financial Results	19

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Details of the outstanding options at December 31, 2016 are as follows:

Range of Exercise Prices (Cdn)		Outstanding Options at December 31, 2016	Remaining Term of Options in Years	Weighted Average Exercise Price (Cdn)	Exercisable Options at December 31, 2016	Weighted Average Exercise Price (Cdn)
$2.84	$3.00	246,477	5.58	$2.84	-	$-
3.01	4.00	757,167	2.93	3.43	660,502	3.44
4.01	5.00	1,500,800	2.19	4.45	1,475,800	4.46
5.01	6.00	3,481,010	0.60	5.36	3,481,010	5.36
$2.84	$6.00	5,985,454	1.50	$4.78	5,617,312	$4.89

Stock-based compensation expense for the year ended December 31, 2016 was $217 (2015 - $847). The following provides a summary of the stock-based compensation expense for the years ended December 31, 2016 and 2015:

	2016	2015
Cost of revenue	$174	$460
Research and development	-	81
Marketing, general and administration	43	306
	$217	$847

e)      Deferred Stock Units

The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option.

Number
December 31, 2014	244,526

Issued in lieu of quarterly fees	5,000
Issued in lieu of dividends paid	10,872
Settled for cash	-
Settled for common shares	-
December 31, 2015	260,398

Issued in lieu of quarterly fees	21,936
Issued in lieu of dividends paid	14,690
Settled for cash	(46,357)
Settled for common shares	(53,300)
December 31, 2016	197,367

The liability recorded in respect of the outstanding DSUs was $322 as at December 31, 2016 (2015 - $367). The change in the liability is recorded as compensation expense.

2016 Financial Results	20

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

f)      Restricted Share Units

The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. The liability recorded in respect of the vested RSUs was $1,348 as at December 31, 2016 (2015 - $684). The change in the liability is recorded as compensation expense.

RSU activity for the years ended December 31, 2016 and 2015 was as follows:

Number
December 31, 2014	1,294,278

Granted	1,101,021
Settled	(103,155)
Forfeited	(783,112)
December 31, 2015	1,509,032

Granted	2,477,861
Settled	(1,148,892)
Forfeited	(125,491)
December 31, 2016	2,712,510

During the year ended December 31, 2016, 125,491 RSUs (2015 – 783,112) were forfeited as they related to former employees.

g)      Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	2016	2015
Basic weighted average common shares outstanding	119,245,581	120,713,535
Effect of options	-	6,636
Diluted weighted average common shares outstanding	119,245,581	120,720,171

The effect of options totaling 5,985,454 for fiscal 2016 (fiscal 2015 – 8,071,056), were anti-dilutive.

11.      FINANCIAL INSTRUMENTS

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable and loan receivable, settlement of liabilities and management of cash and cash equivalents.

2016 Financial Results	21

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Fair Value

The Company uses various valuation techniques and assumptions when measuring fair value of its assets and liabilities. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The accounting standard establishes a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the company’s own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalent, and short-term investments: The carrying amount approximates fair value because of the short maturity of those instruments.

Loan receivable: The fair value is estimated based on currently available market interest rates for instruments with similar terms.

Patent finance obligations: The fair values are estimated based on the quoted market prices for those or similar instruments or on the current rates offered to the Company for debt of similar terms.

The estimated fair values of the Company’s financial instruments are as follows:

		As at December 31, 2016		As at December 31, 2015
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$106,553	$106,553	$93,431	$93,431
Short-term investments	1	1,154	1,154	1,120	1,120
Loan receivable	2	1,766	1,766	1,497	1,497
Patent finance obligations	3	23,146	23,146	27,980	27,980

Credit risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of

2016 Financial Results	22

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, and foreign exchange forward contracts.

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

The Company’s exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, Hong Kong and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

Three licensees individually accounted for 18%, 14% and 11%, respectively of revenues for the year ended December 31, 2016 (for the year ended December 31, 2015 – three licensees individually accounted for 16%, 12 and 10%, respectively). Management does not believe that there is significant credit risk arising from any of the Company’s licensees for which revenue has been recognized. However, should one of the Company’s major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2016, two licensees individually accounted for 80%, and 16% of total accounts receivable (December 31, 2015 – three licensees individually accounted for 47%, 15%, and 10% of total accounts receivable).

Financial assets past due

The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at December 31, 2016:

Current	$20,311
Past due 1 - 30 days	19
Past due 31 - 60 days	7
Past due 61 - 90 days	-
Over 91 days past due	158
Less allowance for doubtful accounts	(138)
$20,357

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at January 31, 2017, Nil of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2016, the Company had a provision for

2016 Financial Results	23

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

doubtful accounts of $138 (2015 - $11) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2016, the Company had cash and cash equivalents and short-term investments of $107,707, a credit facility of CDN$8,000 and accounts receivable of $20,357 available to meet its obligations.

The Company has a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, accounts receivable and present and future personal property. As at and during the twelve months ended December 31, 2016, the Company had no borrowings under this facility.

Market risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice. A one percent increase/decrease in interest rates could have resulted in an approximate increase/decrease to interest income of $1,077.

Currency risk

A portion of WiLAN’s revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its results of operations in US dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has an unfavourable impact on Canadian dollar denominated revenues and a favourable impact on Canadian dollar denominated operating expenses. Approximately 5% of the Company’s cash and cash equivalents and short term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar.

For the year ended December 31, 2016, the Company had revenues and expenses denominated in Canadian dollars of approximately Nil and $14,019 (2015 – Nil and $17,912), respectively. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $14,019 (2015 - $17,912) and adversely affect net earnings of the Company.

At December 31, 2016, the Company had Canadian dollar denominated cash and cash equivalents and short-term investments, and accounts receivable balances of approximately $5,235 and Nil (2015 - $5,394 and $3), respectively, offset by accounts payable and accrued liabilities totaling approximately $9,108 (2015 - $5,047).

2016 Financial Results	24

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $3,873 (2015 - $349) and adversely affect net earnings of the Company.

A ten cent increase/decrease in foreign currency rates between the U.S. and Canadian dollars could have resulted in an approximate increase/decrease to net and comprehensive earnings of $1,144. (2015 - $30)

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into foreign exchange forward contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining foreign exchange forward contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not use foreign exchange forward contracts for speculative or trading purposes.

For the year, and as at December 31, 2016, the Company did not hold any foreign exchange forward contracts

12.      COMMITMENTS AND CONTINGENCIES

a)      Operating lease

The Company has lease agreements for office space and equipment with terms extending to 2023. The aggregate minimum annual lease payments under these agreements are as follows:

Amount
2017	$652
2018	$568
2019	$497
2020	$358
2021 and thereafter	$1,075
$3,150

b)      Other

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights, based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. For the year ended December 31, 2016, partner royalties totaled $832 (year ended December 31, 2015 – $669) of which $121 (as at December 31, 2015 - $538) remains outstanding as at December 31, 2016.

On December 16, 2013, the Company engaged the services of an external law firm to represent the Company in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, the Company has agreed to pay the firm a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at December 31, 2016, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

13.      RESTRUCTURING CHARGES

In October 2015, the Company undertook a restructuring plan which included a workforce reduction of approximately 30%. The components of the restructuring charge included $1,272 for termination costs related to the affected employees, and $30 for lease obligations.

2016 Financial Results	25

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The following table summarizes the details of the Company’s restructuring charges and related reserves:

	Workforce Reduction	Lease Obligation	Total

Charges	$1,272	$30	$1,302
Cash payments	(760)	(9)	(769)
Balance of provision as at December 31, 2015	512	21	533
Charges	-	-	-
Cash payments	(512)	(21)	(533)
Balance of provision as at December 31, 2016	$-	$-	$-

14.      SUPPLEMENTAL CASH FLOW INFORMATION

	2016	2015
Net interest received in cash, included in operations	$(206)	$(207)
Taxes paid	5,699	3,623
Patent acquisition liability	1,000	9,000

15.      RELATED-PARTY TRANSACTION

Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the year ended December 31, 2016, consulting services have totaled $8 (year ended December 31, 2015 – $100) all of which had been paid as at year end.

2016 Financial Results	26